Media Release The Australian region produced 258koz at AIC of A$1,707/oz (US$1,159/oz) and AISC of A$1,517/oz (US$1,029/oz). On a managed basis, our mines in Ghana produced 215koz (including 45% of Asanko) at AIC of US$1,134/oz and AISC of US$1,101/oz. Cerro Corona in Peru produced 60koz (gold equivalent) at AIC of US$1,035 per gold equivalent ounce and AISC of US$948 per gold equivalent ounce. South Deep reported managed production of 88koz at an AIC of R649,812/kg (US$1,176/oz) and AISC of R624,701/kg (US$1,131/oz). Gold Fields remains in a strong financial position During Q3 2022, there was an increase in the net debt balance (including leases) to US$997m at 30 September 2022 from US$851m at 30  June 2022, mainly due to the interim dividend payment of US$151m. This translates into a net debt to EBITDA of 0.40x, compared to 0.33x at 30 June 2022. The net debt balance (excluding leases) increased to US$603m from US$451m at the end of June 2022. Salares Norte Q3 2022 construction activities at Salares Norte were again impacted by Covid together with severe weather conditions that flowed over from the second quarter. US$80.5m was spent on the project during the quarter, comprising mainly US$70.9m in capital expenditure, US$3.5m in exploration, a US$3.7m investment in working capital and a realised loss of US$3.7m on the forex hedge. A total of US$253m was spent on the project during the nine months ended 30 September 2022. Total project progress stood at 82.0% at the end September compared to 77.0% at the end of H1 2022. Construction progressed 7.0% during the September quarter, impacted by various snow and white wind events in July and STATEMENT BY CHRIS GRIFFITH, CEO SALIENT FEATURES Operational update For the quarter ended 30 September 2022 high winds for the remainder of the quarter. The overall construction progress at the end of September was 80.0% compared to 73.0% at the end of June. Plant construction progressed 9.6% during Q3 2022, bringing cumulative plant construction to 73.2%. The main power plant progressed to 75.3% and the main fuel station was completed as at 30 September. Pre-stripping at the Brecha Principal pit continued as planned and 7.3Mt was stripped during Q3 2022, bringing total volumes moved for the project to date to 50.0Mt. Pre-stripping was completed on 10 October 2022, slightly ahead of plan. The team remains focused on exploring the greater district, with US$3.5m on district exploration during the September quarter. A total of 12,172 metres were drilled during the first nine months of 2022, comfortably ahead of the planned 9,057 metres. South Deep outperforming expectations Gold Fields had a stable September 2022 quarter, with attributable gold equivalent production for Q3 2022 of 597koz, down 1% YoY (down 4% QoQ). South Deep in particular had another good quarter, with production up 2% QoQ. All-in cost (AIC) increased by 1% YoY (down 7% QoQ) to US$1,279/oz, while all-in sustaining costs (AISC) increased 4% YoY (and decreased 7% QoQ) to US$1,061/oz. AIC would have decreased by 6% QoQ to US$1,145/oz from US$1,220/oz if we exclude the significant project capex at Salares Norte. 597,000 ounces of attributable production US$1,061 per ounce of all-in sustaining cost US$1,279 per ounce of all-in cost JOHANNESBURG, 03 November 2022: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2022. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Relocation of Chinchilla remains on hold until further notice from the authorities, however the team continues to monitor the two surviving Chinchilla that had already been relocated. As reported in August, first production is expected to be up to three months delayed. We anticipate being able to provide an update to production guidance at the end of the year. The original guidance is for first production at the end of March 2023 which will result in 200koz eq being produced in 2023. In the event that there is a one-month delay and first production is only achieved on 30 April 2023, Salares Norte will produce 165koz eq in 2023. If the delay is slightly longer and first gold is poured on 31 May, Salares Norte will produce 118koz eq in 2023 or at the end of June 2023, the mine will produce 102koz eq in 2023. Update on Yamana transaction We continue to make good progress on the transaction. The circular providing the full details of the transaction and incorporating the notice convening the Gold Fields General Meeting was posted to Gold Fields shareholders on Monday, 24 October 2022. The Gold Fields General Meeting is expected to be held on 22 November 2022. Gold Fields has also received approval of the Transaction from the Government of Canada pursuant to the Investment Canada Act. ESG updates Gold Fields tragically had a fatal incident at its St Ives mine in Western Australia on 11 October 2022, post the end of the reporting period. A raise bore operator working for one of our contractors at the Hamlet underground mine was dismantling the raise bore head when the incident occurred. The incident is being investigated by the regulator, police and an external specialist. This is the first fatality at any of our mines in Australia since Gold Fields started operating in the country in 2001. Our heartfelt condolences go out to the relatives, friends and colleagues of the deceased. During Q3 we recorded two serious injuries, bringing the total for the year-to-date to five. The Total Recordable Injury Frequency Rate (TRIFR) for the quarter improved to 1.72 injuries per million hours worked. Gold Fields continues to report significant progress in the rollout of renewable energy at its operations. In Australia, the US$20m, 12MW solar, 4.4MW battery plant at Gruyere became fully operational in August. The 50MW Khanyisa solar plant at South Deep was completed and fully commissioned in October, with the team optimising the electricity transmission to the mine. The plant has already achieved peak production of 47.5 MW and to date has generated 8.3 GWh of energy. FY 2022 guidance unchanged Given the solid operational performance year-to-date in 2022, we are on track to achieve the Group production guidance provided in February 2022. Mining cost inflation has been higher than initially expected, however, the weaker exchange rates (R/US$16.49 and US$/A$0.69) have partially offset the higher cost inflation. Consequently, we are leaving our cost guidance for the year unchanged. For 2022, attributable gold equivalent production (excluding Asanko) is expected to be between 2.25Moz and 2.29Moz (2021 comparable 2.25Moz). Including Asanko, attributable gold equivalent production is expected to be between 2.31Moz and 2.36Moz. AISC (excluding Asanko) is expected to be between US$1,140/oz and US$1,180/oz, with AIC (excluding Asanko) expected to be US$1,370/oz to US$1,410/oz. The exchange rates used for our 2022 guidance are: R/US$15.55 and US$/A$0.76. South Deep has been tracking well against its production targets throughout the year. As a result, the team has revised gold production guidance to 10,000kg (321,500ozs) for the year ending December 2022. Previous guidance was 9,600kg (308,600ozs) to 9,700kg (311,800ozs). Chris Griffith Chief Executive Officer 03 November 2022 2 Gold Fields Operation update September Quarter 2022

Gold Fields
Operation update
September Quarter
2022

Key statistics

Figures in millions unless otherwise stated		United States Dollars Quarter Sept 2022	June 2022	Sept 2021
Gold produced*	oz (000)	**597**	621	606
Tonnes milled/treated	000	**10,352**	10,689	10,638
Revenue (excluding Asanko)	US$/oz	**1,699**	1,820	1,770
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**50**	48	45
All-in sustaining costs	US$/oz	**1,061**	1,146	1,016
Total all-in cost	US$/oz	**1,279**	1,382	1,263
Net debt	US$m	**997**	851	1,037
Net debt (excluding lease liabilities)	US$m	**603**	451	620
Net debt to EBITDA ratio	US$m	**0.40**	0.33	0.44

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.

At 30 September 2022, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced and sold throughout this report includes copper gold equivalents of approximately 5% of Group production.
All-in-sustaining costs and total all-in cost in the key statistics table include all Gold Fields operations, projects and offices. The tables on pages 5 and 6 present only the mining operations.
Figures may not add as they are rounded independently.

All-in cost reconciliation

Figures in millions unless otherwise stated		United States Dollars Quarter Sept 2022	June 2022	Sept 2021
All-in cost for mining operations	US$/oz	**1,128**	1,210	1,081
Salares Norte	US$/oz	**134**	162	178
Corporate and other	US$/oz	**17**	10	4
Total all-in cost	US$/oz	**1,279**	1,382	1,263

Currencies and metal prices

Figures in millions unless otherwise stated	United States Dollars Quarter Sept 2022	June 2022	Sept 2021
US$1-ZAR	**17.05**	15.58	14.63
A$-US$	**0.68**	0.71	0.73
Gold price (US$/oz)	**1,699**	1,820	1,770
Copper price (US$/tonne)	**7,742**	9,529	9,372

3

STOCK DATA FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2022 Number of shares in issue NYSE – (GFI) – at end September 2022 891,248,083 Range – Quarter US$7.15 – US$9.55 – average for the period 891,248,083 Average volume – Quarter 7,591,366 shares/day Free float 100 per cent JSE LIMITED – (GFI) ADR ratio 1:1 Range – Quarter ZAR128.58 – ZAR161.00 Bloomberg/Reuters GFISJ/GFLJ.J Average volume – Quarter 2,769,514 shares/day   4 Gold Fields Operation update September Quarter 2022

Gold Fields
Operation update
September Quarter
2022

Salient features and cost benchmarks

United States Dollars

Figures are in millions unless otherwise stated		Total Mine operations including equity-accounted Joint Venture	Total Mine operations excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region	
					Ghana				Peru	Chile
				South Deep	Total	Tarkwa	Damang	Asanko* 45%	Cerro Corona	Salares Norte Project
Operating results										
Ore milled/treated (000 tonnes)	**Sept 2022**	**10,352**	**9,712**	**747**	**5,284**	**3,435**	**1,208**	**640**	**1,627**	**–**
	June 2022	10,689	10,057	764	5,331	3,518	1,180	632	1,687	–
	Sept 2021	10,638	9,944	755	5,354	3,493	1,167	694	1,746	–
Yield (grams per tonne)	**Sept 2022**	**1.9**	**1.9**	**3.7**	**1.3**	**1.2**	**1.5**	**1.0**	**1.1**	**–**
	June 2022	1.9	1.9	3.5	1.3	1.1	1.7	1.1	1.4	–
	Sept 2021	1.8	1.9	3.6	1.2	1.2	1.5	1.0	1.2	–
Gold produced (000 managed equivalent ounces)	**Sept 2022**	**619.8**	**600.1**	**87.9**	**214.6**	**134.7**	**60.1**	**19.8**	**59.8**	**–**
	June 2022	643.3	620.8	85.9	214.5	128.8	63.2	22.5	73.9	–
	Sept 2021	628.4	606.1	88.2	214.4	135.7	56.4	22.3	69.4	–
Gold produced (000 attributable equivalent ounces)	**Sept 2022**	**596.9**	**577.2**	**84.8**	**195.1**	**121.2**	**54.1**	**19.8**	**59.5**	**–**
	June 2022	620.7	598.2	82.9	195.3	115.9	56.9	22.5	73.5	–
	Sept 2021	605.7	583.4	85.1	195.2	122.1	50.8	22.3	69.1	–
Gold sold (000 managed equivalent ounces)	**Sept 2022**	**617.6**	**597.1**	**87.9**	**215.3**	**134.7**	**60.1**	**20.5**	**59.4**	**–**
	June 2022	644.8	624.0	85.9	212.8	128.8	63.2	20.8	70.8	–
	Sept 2021	624.9	603.1	91.5	213.9	135.7	56.4	21.8	59.9	–
Cost of sales before amortisation and depreciation (million)	**Sept 2022**	**(436.8)**	**(417.6)**	**(73.1)**	**(143.0)**	**(83.7)**	**(40.1)**	**(19.2)**	**(40.0)**	**–**
	June 2022	(493.5)	(469.8)	(84.8)	(151.0)	(95.7)	(31.5)	(23.8)	(46.9)	–
	Sept 2021	(427.5)	(400.7)	(85.7)	(134.9)	(73.2)	(34.9)	(26.9)	(33.4)	–
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2022**	**48**	**50**	**109**	**32**	**32**	**38**	**23**	**35**	**–**
	June 2022	47	48	112	30	27	41	30	36	–
	Sept 2021	45	45	112	29	21	46	42	28	–
Sustaining capital (million)	**Sept 2022**	**(161.8)**	**(160.8)**	**(24.7)**	**(68.2)**	**(53.5)**	**(13.8)**	**(1.0)**	**(9.5)**	**–**
	June 2022	(180.1)	(178.7)	(29.3)	(81.2)	(63.0)	(16.9)	(1.3)	(9.5)	–
	Sept 2021	(157.0)	(152.1)	(17.9)	(64.7)	(55.4)	(4.3)	(4.9)	(9.0)	–
Non-sustaining capital (million)	**Sept 2022**	**(101.4)**	**(99.9)**	**(3.9)**	**(4.2)**	**–**	**(2.6)**	**(1.6)**	**(4.3)**	**(70.9)**
	June 2022	(116.1)	(115.9)	(5.5)	(2.8)	–	(2.6)	(0.2)	(1.8)	(82.1)
	Sept 2021	(144.8)	(144.2)	(4.8)	(2.2)	–	(1.5)	(0.7)	(8.5)	(107.5)
Total capital expenditure (million)	**Sept 2022**	**(263.2)**	**(260.7)**	**(28.6)**	**(72.4)**	**(53.5)**	**(16.4)**	**(2.6)**	**(13.8)**	**(70.9)**
	June 2022	(296.2)	(294.6)	(34.8)	(84.0)	(63.0)	(19.5)	(1.5)	(11.3)	(82.1)
	Sept 2021	(301.8)	(296.3)	(22.7)	(66.9)	(55.4)	(5.8)	(5.6)	(17.5)	(107.5)
All-in-sustaining costs (dollar per ounce)	**Sept 2022**	**1,044**	**1,039**	**1,131**	**1,101**	**1,126**	**1,019**	**1,178**	**518**	**–**
	June 2022	1,137	1,127	1,347	1,213	1,342	876	1,431	650	–
	Sept 2021	1,013	990	1,155	1,072	1,091	823	1,598	24	–
Total all-in-cost (dollar per ounce)	**Sept 2022**	**1,128**	**1,121**	**1,176**	**1,134**	**1,126**	**1,088**	**1,319**	**686**	**–**
	June 2022	1,210	1,199	1,410	1,246	1,342	961	1,519	722	–
	Sept 2021	1,081	1,058	1,208	1,097	1,091	879	1,697	342	–

Average exchange rates were US$1 = R17.05, US$1 = R15.58 and US$1 = R14.63 for the September 2022, June 2022 and September 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.68, A$1 = US$0.72 and A$1 = US$0.74 for the September 2022, June 2022 and September 2021 quarters, respectively.
Figures may not add as they are rounded independently.
* Equity-accounted Joint Venture.

5

Gold Fields
Operation update
September Quarter
2022

Salient features and cost benchmarks continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia					
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**Sept 2022**	**2,694**	**899**	**295**	**410**	**1,090**	**2,694**	**899**	**295**	**410**	**1,090**	**747**
	June 2022	2,907	1,020	292	388	1,206	2,907	1,020	292	388	1,206	765
	Sept 2021	2,783	1,025	307	400	1,051	2,783	1,025	307	400	1,051	755
Yield (grams per tonne)	**Sept 2022**	**3.0**	**2.9**	**6.1**	**5.5**	**1.2**	**3.0**	**2.9**	**6.1**	**5.5**	**1.2**	**3.7**
	June 2022	2.9	2.9	6.1	5.8	1.1	2.9	2.9	6.1	5.8	1.1	3.5
	Sept 2021	2.9	2.9	5.4	6.1	0.9	2.9	2.9	5.4	6.1	0.9	3.6
Gold produced (000 managed equivalent ounces)	**Sept 2022**	**257.5**	**84.5**	**58.1**	**73.0**	**41.8**	**257.5**	**84.5**	**58.1**	**73.0**	**41.8**	**2,735**
	June 2022	269.0	96.4	57.4	72.4	42.8	269.0	96.4	57.4	72.4	42.8	2,673
	Sept 2021	256.3	94.0	53.8	78.9	29.7	256.3	94.0	53.8	78.9	29.7	2,744
Gold produced (000 attributable equivalent ounces)	**Sept 2022**	**257.5**	**84.5**	**58.1**	**73.0**	**41.8**	**257.5**	**84.5**	**58.1**	**73.0**	**41.8**	**2,638**
	June 2022	269.0	96.4	57.4	72.4	42.8	269.0	96.4	57.4	72.4	42.8	2,577
	Sept 2021	256.3	94.0	53.8	78.9	29.7	256.3	94.0	53.8	78.9	29.7	2,646
Gold sold (000 managed equivalent ounces)	**Sept 2022**	**254.9**	**84.6**	**57.6**	**73.0**	**39.7**	**254.9**	**84.6**	**57.6**	**73.0**	**39.7**	**2,735**
	June 2022	275.3	95.9	56.4	78.5	44.5	275.3	95.9	56.4	78.5	44.5	2,673
	Sept 2021	259.5	94.0	53.1	82.0	30.4	259.5	94.0	53.1	82.0	30.4	2,847
Cost of sales before amortisation and depreciation (million)	**Sept 2022**	**(180.7)**	**(60.6)**	**(43.4)**	**(50.9)**	**(25.8)**	**(266.5)**	**(89.9)**	**(63.9)**	**(74.9)**	**(37.8)**	**(1,257.6)**
	June 2022	(210.8)	(77.1)	(47.3)	(59.4)	(27.0)	(295.2)	(108.1)	(66.3)	(83.0)	(37.7)	(1,320.7)
	Sept 2021	(173.6)	(60.4)	(42.6)	(46.9)	(23.7)	(236.2)	(82.4)	(57.9)	(63.8)	(32.0)	(1,252.5)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2022**	**71**	**77**	**150**	**121**	**26**	**105**	**113**	**220**	**179**	**39**	**1,855**
	June 2022	67	62	159	142	25	94	86	222	199	35	1,738
	Sept 2021	66	72	134	112	23	90	97	182	152	32	1,638
Sustaining capital (million)	**Sept 2022**	**(59.3)**	**(21.6)**	**(12.4)**	**(15.8)**	**(9.5)**	**(87.3)**	**(32.1)**	**(18.3)**	**(23.0)**	**(13.9)**	**(422.8)**
	June 2022	(60.1)	(27.2)	(15.4)	(10.8)	(6.7)	(84.3)	(38.2)	(21.6)	(15.1)	(9.4)	(454.8)
	Sept 2021	(65.5)	(23.3)	(15.0)	(16.7)	(10.5)	(88.8)	(31.7)	(20.4)	(22.5)	(14.2)	(260.9)
Non-sustaining capital (million)	**Sept 2022**	**(18.1)**	**(4.5)**	**(4.1)**	**(9.5)**	**—**	**(26.7)**	**(6.5)**	**(6.3)**	**(13.9)**	**—**	**(68.7)**
	June 2022	(23.9)	(3.9)	(9.9)	(10.1)	—	(33.4)	(5.4)	(13.9)	(14.1)	—	(85.5)
	Sept 2021	(21.8)	(3.9)	(5.8)	(11.7)	(0.4)	(29.5)	(5.2)	(7.9)	(15.7)	(0.6)	(70.9)
Total capital expenditure (million)	**Sept 2022**	**(77.4)**	**(26.1)**	**(16.5)**	**(25.3)**	**(9.5)**	**(114.0)**	**(38.6)**	**(24.6)**	**(36.9)**	**(13.9)**	**(491.5)**
	June 2022	(84.0)	(31.1)	(25.3)	(20.9)	(6.7)	(117.7)	(43.6)	(35.5)	(29.2)	(9.4)	(540.3)
	Sept 2021	(87.3)	(27.2)	(20.8)	(28.4)	(10.9)	(118.3)	(36.9)	(28.3)	(38.2)	(14.8)	(331.8)
All-in-sustaining costs (dollar per ounce)	**Sept 2022**	**1,029**	**1,036**	**1,083**	**992**	**1,001**	**1,517**	**1,536**	**1,599**	**1,457**	**1,468**	**624,701**
	June 2022	1,076	1,153	1,240	981	871	1,508	1,616	1,738	1,373	1,220	673,899
	Sept 2021	1,018	955	1,214	873	1,267	1,386	1,302	1,651	1,186	1,716	542,660
Total all-in-cost (dollar per ounce)	**Sept 2022**	**1,159**	**1,152**	**1,258**	**1,157**	**1,038**	**1,707**	**1,704**	**1,855**	**1,697**	**1,521**	**649,812**
	June 2022	1,183	1,222	1,431	1,132	874	1,657	1,712	2,005	1,585	1,225	705,902
	Sept 2021	1,102	996	1,322	1,015	1,281	1,499	1,358	1,800	1,378	1,736	567,550

Average exchange rates were US$1 = R17.05, US$1 = R15.58 and US$1 = R14.63 for the September 2022, June 2022 and September 2021 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.68, A$1 = US$0.72 and A$1 = US$0.74 for the September 2022, June 2022 and September 2021 quarters, respectively.
Figures may not add as they are rounded independently.

6

Gold Fields
Operation update
September Quarter
2022

Review of operations

Quarter ended 30 September 2022 compared with quarter ended 30 June 2022

Figures may not add as they are rounded independently.

South Africa region

South Deep

		Sept 2022	June 2022	% Variance
Ore mined	000 tonnes	**417**	451	(8)%
Waste mined	000 tonnes	**40**	36	11%
Total tonnes	000 tonnes	**457**	487	(6)%
Grade mined – underground reef	g/t	**6.41**	6.05	6%
Grade mined – underground total	g/t	**5.86**	5.60	5%
Gold mined	kg	**2,675**	2,728	(2)%
	000'oz	**86.0**	87.7	(2)%
Development	m	**3,098**	2,889	7%
Secondary support	m	**2,728**	3,145	(13)%
Backfill	m^3	**83,017**	67,381	23%
Tonnes milled – underground reef	000 tonnes	**387**	415	(7)%
Tonnes milled – underground waste	000 tonnes	**45**	22	105%
Total underground tonnes milled	000 tonnes	**432**	437	(1)%
Ore milled – surface	000 tonnes	**315**	327	(4)%
Total tonnes milled	000 tonnes	**747**	764	(2)%
Yield – underground reef	g/t	**6.98**	6.32	10%
Surface yield	g/t	**0.10**	0.14	(29)%
Total yield	g/t	**3.66**	3.49	5%
Gold produced	kg	**2,735**	2,673	2%
	000'oz	**87.9**	85.9	2%
Gold sold	kg	**2,735**	2,673	2%
	000'oz	**87.9**	85.9	2%
AISC	R/kg	**624,701**	673,899	(7)%
	US$/oz	**1,131**	1,347	(16)%
AIC	R/kg	**649,812**	705,902	(8)%
	US$/oz	**1,176**	1,410	(17)%
Sustaining capital expenditure	Rm	**422.8**	454.8	(7)%
	US$m	**24.7**	29.3	(16)%
Non-sustaining capital expenditure	Rm	**68.7**	85.5	(20)%
	US$m	**3.9**	5.5	(29)%
Total capital expenditure	Rm	**491.5**	540.3	(9)%
	US$m	**28.6**	34.8	(18)%

Gold production increased by 2% to 2,735kg (87,900oz) in the September quarter from 2,673kg (85,900oz) in the June quarter as a result of improved yields and ore phasing. Underground mined reef grade increased by 6% to 6.41g/t in the September quarter from
6.05g/t in the June quarter as a result of;

- Changes in the geology model (i.e -0.02g/t).
- Volume blends (i.e +0.01g/t), and
- Quality of mining of long hole stopes (i.e +0.28g/t).

Underground reef yield increased by 10% to 6.98g/t in the September quarter from 6.32g/t in the June quarter due to higher underground reef grade mined, improved mine call factor, plant recoveries, and ore phasing.

Total gold mined marginally decreased by 2% to 2,675kg (86,000oz) in the September quarter from 2,728kg (87,700oz) in the June quarter due to a decrease in ore mined volumes.

Total development increased by 8% to 3,098 metres in the September quarter from 2,889 metres in the June quarter as a result of an increase in rig production rates, which is in line with the production plan.

Secondary support installed decreased by 13% to 2,728 metres in the September quarter from 3,145 metres in the June quarter, due to intermittent support rig machine availability and the redeployment of rigs to conduct support rehabilitation. Backfill increased by 23% to 83,017m^3 in the September quarter from 67,381m^3 in the June quarter due to increase stope availability.

Total underground tonnes milled decreased by 1% to 432kt in the September quarter from 437kt in the June quarter and surface tonnes milled decreased by 4% to 315kt in the September quarter from 327kt in the June quarter.

All-in cost decreased by 8% at R649,812/kg (US$1,176/oz) in the September quarter from R705,902/kg (US$1,410/oz) in the June quarter due to lower cost of sales before amortisation and depreciation, lower capital expenditure and higher gold sold.

Total capital expenditure decreased by 9% to R492m (US$29m) in the September quarter from R540m (US$35m) in the June quarter.

Sustaining capital expenditure decreased by 7% to R423m (US$25m) in the September quarter from R455m (US$29m) in the June quarter mainly due to lower spend at the Doornpoort tailings facility and the solar plant as these projects near completion.

Non-sustaining capital expenditure decreased by 20% to R69m (US$4m) in the September quarter from R86m (US$6m) in the June quarter due to lower spend on future ore handling infrastructure.

The construction of the 50MW solar project is complete. The focus now is optimising the output of the plant by balancing the generated power to electrical demand. Supply of electricity from the plant commenced in August 2022 with a total of 8.3GWh of electricity been generated to date. Expenditure on the project to date is R647m (US$41m). The total expenditure is estimated to be R715m (US$45m).

Guidance

South Deep have been tracking well with production targets and have revised gold production guidance to 10,000kg (321,500ozs) for the year ending December 2022. Previous guidance was 9,600kg (308,600ozs) to 9,700kg (311,800ozs). AISC and AIC guidance as provided in February 2022 remain unchanged.

7

Gold Fields
Operation update
September Quarter
2022

West Africa region

Ghana

Tarkwa

		Sept 2022	June 2022	% Variance
Ore mined	000 tonnes	**3,893**	3,058	27%
Waste (Capital)	000 tonnes	**10,937**	11,374	(4)%
Waste (Operational)	000 tonnes	**7,929**	6,869	15%
Total waste mined	000 tonnes	**18,866**	18,243	3%
Total tonnes mined	000 tonnes	**22,759**	21,301	7%
Strip ratio	waste/ ore	**4.8**	6.0	(20)%
Grade mined	g/t	**1.27**	1.12	13%
Gold mined	000'oz	**159.1**	109.7	45%
Tonnes milled	000 tonnes	**3,435**	3,518	(2)%
Yield	g/t	**1.22**	1.14	7%
Gold produced	000'oz	**134.7**	128.8	5%
Gold sold	000'oz	**134.7**	128.8	5%
AISC	US$/oz	**1,126**	1,342	(16)%
AIC	US$/oz	**1,126**	1,342	(16)%
Sustaining capital expenditure	US$m	**53.5**	63.0	(15)%
Non-sustaining expenditure	US$m	**—**	—	—%
Total capital expenditure	US$m	**53.5**	63.0	(15)%

Gold production increased by 5% to 134,700oz in the September quarter from 128,800oz in the June quarter due to higher yield. Yield increased by 7% to 1.22g/t in the September quarter from 1.14g/t in the June quarter due to higher grades mined and processed. In the September quarter, 0.2Mt stockpiles at 0.94g/t were processed compared with 0.6Mt stockpiles at 1.66g/t in the June quarter, while ex-pit ore processed for the September quarter was 3.2Mt at 1.29g/t compared with 2.9Mt at 1.12g/t in the June quarter.

Total tonnes mined, including capital waste stripping, increased by 7% to 22.8Mt in the September quarter from 21.3Mt in the June quarter in line with the revised schedule. Ore mined increased by 27% to 3.9Mt in the September quarter from 3.1Mt in the June quarter due to increased ore mining from the Teberebie pits. Operational waste increased by 15% to 7.9Mt in the September quarter from 6.9Mt in the June quarter mainly due to an increase in waste mining at the Kobada pit. Strip ratio decreased by 20% to 4.8 in the September quarter from 6.0 in the June quarter due to increased ex-pit ore mined. Gold mined increased by 45% to 159.1koz in the September quarter from 109.7koz in the June quarter due to higher ore tonnes and grade mined.

All-in cost decreased by 16% to US$1,126/oz in the September quarter from US$1,342/oz in the June quarter due to lower cost of sales before amortisation and depreciation, lower capital expenditure and higher gold sold.

Capital expenditure decreased by 15% to US$54m in the September quarter from US$63m in the June quarter due to lower capital waste tonnes mined.

Damang

		Sept 2022	June 2022	% Variance
Ore mined	000 tonnes	**1,441**	1,735	(17)%
Waste (Capital)	000 tonnes	**1,933**	2,650	(27)%
Waste (Operational)	000 tonnes	**1,152**	1,623	(29)%
Total waste mined	000 tonnes	**3,085**	4,273	(28)%
Total tonnes mined	000 tonnes	**4,526**	6,008	(25)%
Strip ratio	waste/ ore	**2.1**	2.5	(16)%
Grade mined	g/t	**1.48**	1.62	(9)%
Gold mined	000'oz	**68.8**	90.4	(24)%
Tonnes milled	000 tonnes	**1,208**	1,180	2%
Yield	g/t	**1.55**	1.67	(7)%
Gold produced	000'oz	**60.1**	63.2	(5)%
Gold sold	000'oz	**60.1**	63.2	(5)%
AISC	US$/oz	**1,019**	876	16%
AIC	US$/oz	**1,088**	961	13%
Sustaining capital expenditure	US$m	**13.8**	16.9	(18)%
Non-sustaining expenditure	US$m	**2.6**	2.6	—%
Total capital expenditure	US$m	**16.4**	19.5	(16)%

Gold production decreased by 5% to 60,100oz in the September quarter from 63,200oz in the June quarter due to lower yield. Yield decreased by 7% to 1.55g/t in the September quarter from 1.67g/t in the June quarter due to lower grade ex-pit material mined and fed in line with the plan.

Total tonnes mined decreased by 25% to 4.5Mt in the September quarter from 6.0Mt in the June quarter in line with the plan. Ore tonnes mined decreased by 17% to 1.4Mt in the September quarter from 1.7Mt in the June quarter. The decrease in ore tonnes mined is in line with plan due to the Damang main pit being near completion. In addition, the unrealised scattered mineralisation within the Huni sandstone lithology at the Huni pit resulted in lower ore tonnage and lower grade.

Mined grade decreased by 9% to 1.48g/t in the September quarter from 1.62g/t in the June quarter in line with the mining sequence. Operational waste tonnes mined decreased by 29% to 1.2Mt in the September quarter from 1.6Mt in the June quarter. Capital waste tonnes mined decreased by 27% to 1.9Mt in the September quarter from 2.7Mt in the June quarter. The decrease in operational waste and capital waste tonnes mined is in line with the mining sequence.

All-in cost increased by 13% to US$1,088/oz in the September quarter from US$961/oz in the June quarter mainly due to higher cost of sales before amortisation and depreciation and lower gold sold partially offset by lower capital expenditure.

Total capital expenditure decreased by 16% to US$16m in the September quarter from US$20m in the June quarter. Sustaining capital expenditure decreased by 18% to US$14m in the September quarter from US$17m in the June quarter due to lower capital waste stripping from Huni. Non-sustaining capital expenditure remained similar at US$3m in the September quarter.

8

Gold Fields
Operation update
September Quarter
2022

Asanko (Equity-accounted Joint Venture)
All figures in table on a 100% basis

		Sept 2022	June 2022	% Variance
Ore mined	000 tonnes	**144**	675	(79)%
Waste (Capital)	000 tonnes	**—**	—	—%
Waste (Operational)	000 tonnes	**107**	1,320	(92)%
Total waste mined	000 tonnes	**107**	1,320	(92)%
Total tonnes mined	000 tonnes	**251**	1,995	(87)%
Strip ratio	waste/ ore	**0.7**	2.0	(65)%
Grade mined	g/t	**1.82**	1.59	14%
Gold mined	000'oz	**8.4**	34.4	(76)%
Tonnes milled	000 tonnes	**1,423**	1,406	1%
Yield	g/t	**0.96**	1.11	(14)%
Gold produced	000'oz	**43.9**	50.0	(12)%
Gold sold	000'oz	**45.5**	46.2	(2)%
AISC	US$/oz	**1,178**	1,431	(18)%
AIC	US$/oz	**1,319**	1,519	(13)%
Sustaining capital expenditure	US$m	**2.2**	3.0	(27)%
Non-sustaining expenditure	US$m	**3.5**	0.5	600%
Total capital expenditure	US$m	**5.7**	3.5	63%

Gold production decreased by 12% to 43,900oz (100% basis) in the September quarter from 50,000oz (100% basis) in the June quarter mainly due to lower yield. The lower yield is mainly due to lower grades fed primarily from the stockpile.

Total tonnes mined decreased by 87% to 0.3Mt in the September quarter from 2.0Mt in the June quarter mainly due to mining activities ending in July 2022 at the Akwasiso Cut3. Operational waste tonnes mined decreased by 92% to 0.1Mt in the September quarter from 1.3Mt in the June quarter. Ore tonnes mined decreased by 79% to 0.1Mt in the September quarter from 0.7Mt in the June quarter with ore tonnes sourced primarily from the Akwasiso Cut3.

All-in cost deceased by 13% to US$1,319/oz in the September quarter from US$1,519/oz in the June quarter mainly due to lower cost of sales before amortisation and depreciation, partially offset by lower gold sold and higher capital expenditure.

Total capital expenditure increased by 63% to US$6m in the September quarter from US$4m in the June quarter.

Sustaining capital expenditure decreased by 27% to US$2m in the September quarter from US$3m in the June quarter mainly due to reduction in capital expenditure in line with operational scale back strategy. Non-sustaining capital expenditure increased by 600% to US$4m in the September quarter from US$1m in the June quarter mainly due to timing of expenditure.

South America region

Peru

Cerro Corona

		Sept 2022	June 2022	% Variance
Ore mined	000 tonnes	**4,110**	3,185	29%
Waste mined	000 tonnes	**4,578**	4,053	13%
Total tonnes mined	000 tonnes	**8,688**	7,238	20%
Grade mined – gold	g/t	**0.61**	0.76	(20)%
Grade mined – copper	per cent	**0.36**	0.41	(12)%
Gold mined	000'oz	**81.3**	77.8	4%
Copper mined	000 tonnes	**14,693**	13,049	13%
Tonnes milled	000 tonnes	**1,627**	1,687	(4)%
Gold recovery	per cent	**70.5**	67.9	4%
Copper recovery	per cent	**89.6**	88.0	2%
Yield – Gold	g/t	**0.62**	0.70	(11)%
– Copper	per cent	**0.41**	0.46	(11)%
– Combined	eq g/t	**1.14**	1.36	(16)%
Gold produced	000'oz	**31.3**	36.4	(14)%
Copper produced	tonnes	**6,381**	7,397	(14)%
Total equivalent gold produced	000' eq oz	**59.8**	73.9	(19)%
Total equivalent gold sold	000' eq oz	**59.4**	70.8	(16)%
AISC	US$/oz	**518**	650	(20)%
AISC	US$/ eq oz	**948**	921	3%
AIC	US$/oz	**686**	722	(5)%
AIC	US$/ eq oz	**1,035**	957	8%
Sustaining capital expenditure	US$m	**9.5**	9.5	—%
Non-sustaining expenditure	US$m	**4.3**	1.8	139%
Total capital expenditure	US$m	**13.8**	11.3	22%

Gold equivalent production decreased by 19% to 59,800oz in the September quarter from 73,900oz in the June quarter mainly due to lower gold and copper grades in line with the planned mining sequence for the September quarter. Full year production is still in line with guidance provided in February 2022.

Total tonnes mined increased by 20% to 8.7Mt in the September quarter from 7.2Mt in the June quarter, mainly due to favourable climate conditions (dry season). Ore mined increased by 29% to 4.1Mt in the September quarter from 3.2Mt in the June quarter, and waste mined increased by 13% to 4.6Mt in the September quarter from 4.1Mt in the June quarter.

Gold and copper grades mined decreased by 20% and 12% respectively, in line with the mining sequence planned for the September quarter. Consequently, gold yield decreased by 11% to 0.62g/t in the September quarter from 0.70g/t in the June quarter and copper yield decreased by 11% to 0.41% in the September quarter from 0.46% in the June quarter.

9

Gold Fields
Operation update
September Quarter 2022

As a result of the lower total equivalent production, total equivalent gold sold decreased by 16% to 59,400oz in the September quarter from 70,800oz in the June quarter.

All-in cost per gold ounce sold decreased by 5% to US$686/oz in the September quarter from US$722/oz in the June quarter mainly due to lower cost of sales before amortisation and depreciation partially offset by lower gold sold and higher capital expenditure. All-in cost per equivalent ounce increased by 8% to US$1,035 per equivalent ounce in the September quarter from US$957 per equivalent ounce in the June quarter mainly due to lower equivalent ounces and higher capital expenditure, partially offset by the lower cost of sales before amortisation and depreciation.

Total capital expenditure increased by 22% to US$14m in the September quarter from US$11m in the June quarter mainly due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

Sustaining capital expenditure was similar at US$10m in September quarter. Non-sustaining capital expenditure increased by 139% to US$4m in the September quarter from US$ 2m in the June quarter mainly due to an increase in construction activities at the waste storages facilities taking advantage of the dry season.

Chile

Salares Norte

The Salares Norte project continued progressing during Q3 2022. Total project progress at the end of September was 82% compared to 77% at the end of Q2 2022. Construction progress decreased to 7.0% for the three months ended 30 September 2022 compared with 9.3% for the three months ended 30 June 2022. Quarter progress was severely impacted by extreme weather conditions with various snow and white winds events in July and very high wind and low temperature during the entire quarter. Construction progress at the end of September 2022 was 80% compared to 73% at the end of June 2022.

US$80.5m was spent on the project during the quarter, comprising US$70.9m in capital expenditure, US$3.5m in exploration, a US$3.7m investment in working capital and a realised loss of US$3.7m on the FX hedge partially offset by other income of US$1.3m. US$94.2m was spent on the project during Q2 2022.

Pre-stripping at the Brecha Principal pit continued as planned and 7.3Mt was stripped during Q3 2022 compared with 9.0Mt for Q2 2022. Project to date pre-stripping is 50.0Mt and pre striping was completed on 10 October 2022, ahead of plan.

The exploration team remains focused on exploring the district, with 1,069 metres drilled for the three months ended 30 September 2022 compared with 4,955 metres for the three months ended 30 June 2022.

Australia region

St Ives

		Sept 2022	June 2022	% Variance
Underground				
Ore mined	000 tonnes	455	385	18%
Waste mined	000 tonnes	225	221	2%
Total tonnes mined	000 tonnes	680	606	12%
Grade mined	g/t	4.90	4.63	6%
Gold mined	000'oz	71.6	57.2	25%
Surface				
Ore mined	000 tonnes	296	201	47%
Surface waste (Capital)	000 tonnes	1,478	3,310	(55)%
Surface waste (Operational)	000 tonnes	1,116	—	—%
Total waste mined	000 tonnes	2,594	3,310	(22)%
Total tonnes mined	000 tonnes	2,890	3,511	(18)%
Grade mined	g/t	1.08	1.08	—%
Gold mined	000'oz	10.2	7.0	46%
Strip ratio	waste/ ore	8.8	16.4	(46)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	751	586	28%
Total grade mined	g/t	3.39	3.41	(1)%
Total tonnes mined	000 tonnes	3,570	4,117	(13)%
Total gold mined	000'oz	81.8	64.2	27%
Tonnes milled	000 tonnes	899	1,020	(12)%
Yield – underground	g/t	4.55	5.03	(10)%
Yield – surface	g/t	1.19	1.13	5%
Yield – combined	g/t	2.93	2.94	—%
Gold produced	000'oz	84.5	96.4	(12)%
Gold sold	000'oz	84.6	95.9	(12)%
AISC	A$/oz	1,536	1,616	(5)%
	US$/oz	1,036	1,153	(10)%
AIC	A$/oz	1,704	1,712	—%
	US$/oz	1,152	1,222	(6)%
Sustaining capital expenditure	A$m	32.1	38.2	(16)%
	US$m	21.6	27.2	(21)%
Non-sustaining capital expenditure	A$m	6.5	5.4	20%
	US$m	4.5	3.9	15%
Total capital expenditure	A$m	38.6	43.6	(11)%
	US$m	26.1	31.1	(16)%

Gold production decreased by 12% to 84,500oz in the September quarter from 96,400oz in the June quarter due to a 12% reduction in ore milled due to haulage constraints as a result of haulage contractor manning issues.

10

Gold Fields
Operation update
September Quarter
2022

At the underground operations, ore mined increased by 18% to 455,000t in the September quarter from 385,000t in the June quarter with increased ore from Invincible underground mine, in line with the mine schedule.

Grade mined from underground operations increased by 6% to 4.90g/t in the September quarter from 4.63g/t in the June quarter due to higher grades mined at Invincible underground mine. As a result of the increased ore mined at higher grades, gold mined increased by 25% to 71,600oz in the September quarter from 57,200oz in the June quarter.

Ramp-up of production continued at Neptune open pit stage 7 in the September quarter. Ore mined increased by 47% to 296,000t in the September quarter from 201,000t in the June quarter and gold mined increased by 46% to 10,200oz in the September quarter from 7,000oz in the June quarter. With the ramp-up of production, capital waste mined decreased by 55% to 1.48Mt in the September quarter from 3.31Mt in the June quarter and 1.12Mt of operational waste was mined in the September quarter (June quarter – nil). Following the overall reduction in waste mined of 22% and increased ore mined in the September quarter, the overall strip ratio decreased with 46% to 8.8 from 16.4 in the June quarter.

Total tonnes milled decreased by 12% to 899,000t in the September quarter from 1,020,000t in the June quarter due to restricted availability of ore at the Lefroy Mill ROM, following manning issues from the hauling contractor.

All-in cost at A$1,704/oz (US$1,152/oz) for the September quarter was similar in AUD terms to the June quarter at A$1,712/oz (US$1,222/oz).

Total capital expenditure decreased by 11% to A$39m (US$26m) in the September quarter from A$44m (US$31m) in the June quarter.

Sustaining capital expenditure decreased by 16% to A$32m (US$22m) in the September quarter from A$38m (US$27m) in the June quarter due to decreased development at Neptune open pit stage 7.

Non-sustaining capital expenditure increased by 20% to A$7m (US$4m) in the September quarter from A$5m (US$4m) in the June quarter with development of Invincible Deeps ongoing.

Agnew

		Sept 2022	June 2022	% Variance
Underground ore mined	000 tonnes	**282**	260	8%
Underground waste mined	000 tonnes	**199**	225	(12)%
Total tonnes mined	000 tonnes	**481**	485	(1)%
Grade mined – underground	g/t	**6.80**	6.71	1%
Gold mined	000'oz	**61.8**	56.0	10%
Tonnes milled	000 tonnes	**295**	292	1%
Yield	g/t	**6.12**	6.11	—%
Gold produced	000'oz	**58.1**	57.4	1%
Gold sold	000'oz	**57.6**	56.4	2%
AISC	A$/oz	**1,599**	1,738	(8)%
	US$/oz	**1,083**	1,240	(13)%
AIC	A$/oz	**1,855**	2,005	(7)%
	US$/oz	**1,258**	1,431	(12)%
Sustaining capital expenditure	A$m	**18.3**	21.6	(15)%
	US$m	**12.4**	15.4	(19)%
Non-sustaining capital expenditure	A$m	**6.3**	13.9	(55)%
	US$m	**4.1**	9.9	(59)%
Total capital expenditure	A$m	**24.6**	35.5	(31)%
	US$m	**16.5**	25.3	(35)%

Gold production increased by 1% to 58,100oz in the September quarter from 57,400oz in the June quarter due to a 1% increase in ore processed with yield remaining similar.

Total tonnes mined decreased by 1% to 481,000t in the September quarter from 485,000t in the June quarter.

Underground ore mined increased by 8% to 282,000t in the September quarter from 260,000t in the June quarter, mainly at New Holland.

Underground waste mined decreased by 12% to 199,000t in the September quarter from 225,000t in the June quarter, predominantly due to lower operating development and increased focus on ore mining at New Holland, in line with the mine schedule. As a result, the increased ore mined at New Holland resulted in an overall 10% increase in gold mined to 61,800oz in the September quarter from 56,000oz in the June quarter.

All-in cost decreased by 7% to A$1,855/oz (US$1,258/oz) in the September quarter from A$2,005/oz (US$1,431/oz) in the June quarter, due to lower capital expenditure, higher gold sold and lower cost of sales before amortisation and depreciation.

Total capital expenditure decreased by 31% to A$25m (US$17m) in the September quarter from A$36m (US$25m) in the June quarter.

Sustaining capital expenditure decreased by 15% to A$18m (US$12m) in the September quarter from A$22m (US$15m) in the June quarter, with lower exploration expenditure during the September quarter.

Non-sustaining capital expenditure decreased by 55% to A$6m (US$4m) in the September quarter from A$14m (US$10m) in the June quarter, following completion of the mill crushing circuit expansion and the Waroonga North Extension drill drive.

Granny Smith

		Sept 2022	June 2022	% Variance
Underground ore mined	000 tonnes	**399**	398	—%
Underground waste mined	000 tonnes	**200**	176	14%
Total tonnes mined	000 tonnes	**599**	574	4%
Grade mined – underground	g/t	**5.88**	6.31	(7)%
Gold mined	000'oz	**75.5**	80.9	(7)%
Tonnes milled	000 tonnes	**410**	388	6%
Yield	g/t	**5.54**	5.80	(4)%
Gold produced	000'oz	**73.0**	72.4	1%
Gold sold	000'oz	**73.0**	78.5	(7)%
AISC	A$/oz	**1,457**	1,373	6%
	US$/oz	**992**	981	1%
AIC	A$/oz	**1,697**	1,585	7%
	US$/oz	**1,157**	1,132	2%
Sustaining capital expenditure	A$m	**23.0**	15.1	52%
	US$m	**15.8**	10.8	46%
Non-sustaining capital expenditure	A$m	**13.9**	14.1	(1)%
	US$m	**9.5**	10.1	(6)%
Total capital expenditure	A$m	**36.9**	29.2	26%
	US$m	**25.3**	20.9	21%

Gold production increased by 1% to 73,000oz in the September quarter from 72,400oz in the June quarter due to increased ore processed.

Underground waste mined increased by 14% to 200,000t in the September quarter from 176,000t in the June quarter due to increased capital development in the Z110 and Z120 areas.

11

Gold Fields
Operation update
September Quarter
2022

Grade mined decreased by 7% to 5.88g/t in the September quarter from 6.31g/t in the June quarter due to increased volumes at lower grades mined from the Z100 area. As a result of the decrease in grade of ore mined, gold mined decreased by 7% to 75,500oz in the September quarter from 80,900oz in the June quarter.

All-in cost increased by 7% to A$1,697/oz (US$1,157/oz) in the September quarter from A$1,585/oz (US$1,132/oz) in the June quarter due to a decrease in gold sold and increased capital expenditure, partially offset by decreased cost of sales before amortisation and depreciation.

Capital expenditure increased by 26% to A$37m (US$25m) in the September quarter from A$29m (US$21m) in the June quarter.

Sustaining capital expenditure increased by 52% to A$23m (US$16m) in the September quarter from A$15m (US$11m) in the June quarter due to increased capital development in the Z110 and Z120 areas as well as increased expenditure on a new tailings storage facility.

Non-sustaining capital expenditure decreased by 1% to A$14m (US$10m) in the September quarter from A$14m (US$10m) in the June quarter due to timing of exploration expenditure.

Gruyere

		Sept 2022	June 2022	% Variance
Mine physicals in table on a 100% basis				
Ore mined	000 tonnes	**2,140**	2,672	(20)%
Waste (Capital)	000 tonnes	**4,497**	3,750	20%
Waste (Operational)	000 tonnes	**2,614**	3,003	(13)%
Total waste mined	000 tonnes	**7,111**	6,753	5%
Total tonnes mined	000 tonnes	**9,251**	9,425	(2)%
Grade mined	g/t	**1.18**	1.19	(1)%
Gold mined	000'oz	**81.5**	102.6	(21)%
Strip ratio	waste/ore	**3.3**	2.5	32%
Tonnes milled	000 tonnes	**2,179**	2,412	(10)%
Yield	g/t	**1.19**	1.10	8%
Gold produced	000'oz	**83.6**	85.7	(2)%
Gold sold	000'oz	**79.4**	88.9	(11)%
AISC	A$/oz	**1,468**	1,220	20%
	US$/oz	**1,001**	871	15%
AIC	A$/oz	**1,521**	1,225	24%
	US$/oz	**1,038**	874	19%
Sustaining capital expenditure – 50% basis	A$m	**13.9**	9.4	48%
	US$m	**9.5**	6.7	42%
Non-sustaining capital expenditure – 50% basis	A$m	**—**	—	—%
	US$m	**—**	—	—%
Total capital expenditure – 50% basis	A$m	**13.9**	9.4	48%
	US$m	**9.5**	6.7	42%

Gold production decreased by 2% to 83,600oz in the September quarter from 85,700oz in the June quarter due to a 10% reduction in ore processed, partially offset by an 8% increase in yield.

For the September quarter, focus was on pre-stripping stage 4 of the Gruyere Pit, which resulted in a 20% increase in capital waste mined to 4.50Mt in the September quarter from 3.75Mt in the June quarter. As a result of the increased pre-stripping mined, ore mined decreased by 20% to 2.14Mt in the September quarter from 2.67Mt in the June quarter and operational waste mined decreased by 13% to 2.61Mt in the September quarter from 3.0Mt in the June quarter.

As a result of the 20% decrease in ore mined, gold mined decreased by 21% to 81,500oz in the September quarter from 102,600oz in the June quarter.

Tonnes milled decreased by 10% to 2.18Mt in the September quarter from 2.41Mt in the June quarter, due to the accelerated maintenance in the primary crusher and SAG mill liner wear components.

All-in cost increased by 24% to A$1,521/oz (US$1,038/oz) in the September quarter from A$1,225/oz (US$874/oz) in the June quarter due to decreased gold sold and higher capital expenditure.

Sustaining capital expenditure (on a 50% basis) increased by 48% to A$14m (US$10m) in the September quarter from $9m (US$7m) in the June quarter due to the pre-stripping of stage 4 of the Gruyere pit in the September quarter.

12

Gold Fields
Operation update
September Quarter
2022

Underground and surface

Imperial ounces with metric tonnes and grade		Total Mine operations including equity-accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**Sept 2022**	**1,554**	**417**	**—**	**—**	**—**	**—**	**—**	**1,137**	**455**	**282**	**399**	**—**
	June 2022	1,494	451	—	—	—	—	—	1,043	385	260	398	—
	Sept 2021	1,598	419	—	—	—	—	—	1,179	514	260	404	—
– underground waste	**Sept 2022**	**663**	**40**	**—**	**—**	**—**	**—**	**—**	**624**	**225**	**199**	**200**	**—**
	June 2022	659	36	—	—	—	—	—	623	221	225	176	—
	Sept 2021	782	60	—	—	—	—	—	722	224	220	278	—
– surface ore	**Sept 2022**	**10,876**	**—**	**5,399**	**3,893**	**1,441**	**65**	**4,110**	**1,366**	**296**	**—**	**—**	**1,070**
	June 2022	9,819	—	5,097	3,058	1,735	304	3,185	1,537	201	—	—	1,336
	Sept 2021	10,290		5,640	3,034	1,948	659	2,880	1,770	474	—	—	1,296
– total	**Sept 2022**	**13,093**	**457**	**5,399**	**3,893**	**1,441**	**65**	**4,110**	**3,127**	**976**	**482**	**599**	**1,070**
	June 2022	11,971	487	5,097	3,058	1,735	304	3,185	3,203	807	485	574	1,336
	Sept 2021	12,670	479	5,640	3,034	1,948	659	2,880	3,671	1,212	480	682	1,296
Grade mined (grams per tonne) – underground ore	**Sept 2022**	**5.9**	**6.4**	**—**	**—**	**—**	**—**	**—**	**5.7**	**4.9**	**6.8**	**5.9**	**—**
	June 2022	5.9	6.0	—	—	—	—	—	5.8	4.6	6.7	6.3	—
	Sept 2021	6.1	6.7	—	—	—	—	—	5.8	5.0	6.1	6.7	—
– surface ore	**Sept 2022**	**1.0**	**—**	**1.3**	**1.3**	**1.5**	**1.8**	**0.6**	**1.2**	**1.1**	**—**	**—**	**1.2**
	June 2022	1.1	—	1.3	1.1	1.6	1.6	0.8	1.2	1.1	—	—	1.2
	Sept 2021	1.2	—	1.4	1.4	1.4	1.3	0.8	1.1	1.8	—	—	0.9
– total	**Sept 2022**	**1.6**	**5.9**	**1.3**	**1.3**	**1.5**	**1.8**	**0.6**	**3.2**	**3.4**	**6.8**	**5.9**	**1.2**
	June 2022	1.7	5.6	1.3	1.1	1.6	1.6	0.8	3.0	3.4	6.7	6.3	1.2
	Sept 2021	1.8	5.9	1.4	1.4	1.4	1.3	0.8	3.0	3.5	6.1	6.7	0.9
Gold mined (000 ounces)* – underground ore	**Sept 2022**	**294.9**	**86.0**	**—**	**—**	**—**	**—**	**—**	**208.9**	**71.6**	**61.8**	**75.5**	**—**
	June 2022	281.7	87.7	—	—	—	—	—	194.0	57.2	56.0	80.9	—
	Sept 2021	311.7	90.7	—	—	—	—	—	221.0	82.9	51.2	87.0	—
– surface ore	**Sept 2022**	**363.9**	**—**	**231.7**	**159.1**	**68.8**	**3.8**	**81.3**	**51.0**	**10.2**	**—**	**—**	**40.7**
	June 2022	351.7	—	215.6	109.7	90.4	15.5	77.8	58.3	7.0	—	—	51.3
	Sept 2021	384.3	—	248.9	132.9	87.8	28.2	71.3	64.1	27.3	—	—	36.8
– total	**Sept 2022**	**658.8**	**86.0**	**231.7**	**159.1**	**68.8**	**3.8**	**81.3**	**259.8**	**81.8**	**61.8**	**75.5**	**40.7**
	June 2022	633.4	87.7	215.6	109.7	90.4	15.5	77.8	252.3	64.2	56.0	80.9	51.3
	Sept 2021	696.0	90.7	248.9	132.9	87.8	28.2	71.3	285.1	110.2	51.2	87.0	36.8
Ore milled/treated (000 tonnes) – underground ore	**Sept 2022**	**1,558**	**387**	**—**	**—**	**—**	**—**	**—**	**1,171**	**465**	**295**	**410**	**—**
	June 2022	1,569	415	—	—	—	—	—	1,154	473	292	388	—
	Sept 2021	1,631	430	—	—	—	—	—	1,201	493	307	400	—
– underground waste	**Sept 2022**	**45**	**45**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	June 2022	22	22	—	—	—	—	—	—	—	—	—	—
	Sept 2021	45	45	—	—	—	—	—	—	—	—	—	—
– surface ore	**Sept 2022**	**8,749**	**315**	**5,284**	**3,435**	**1,208**	**640**	**1,627**	**1,523**	**433**	**—**	**—**	**1,090**
	June 2022	9,098	327	5,331	3,518	1,180	632	1,687	1,753	547	—	—	1,206
	Sept 2021	8,962	280	5,354	3,493	1,167	694	1,746	1,582	532	—	—	1,051
– total	**Sept 2022**	**10,352**	**747**	**5,284**	**3,435**	**1,208**	**640**	**1,627**	**2,694**	**899**	**295**	**410**	**1,090**
	June 2022	10,689	764	5,331	3,518	1,180	632	1,687	2,907	1,020	292	388	1,206
	Sept 2021	10,638	755	5,354	3,493	1,167	694	1,746	2,783	1,025	307	400	1,051
Yield (Grams per tonne) – underground ore	**Sept 2022**	**5.7**	**7.0**	**—**	**—**	**—**	**—**	**—**	**5.3**	**4.5**	**6.1**	**5.5**	**—**
	June 2022	5.8	6.3	—	—	—	—	—	5.6	5.0	6.1	5.8	—
	Sept 2021	5.5	6.3	—	—	—	—	—	5.2	4.3	5.4	6.1	—
– surface ore	**Sept 2022**	**1.2**	**0.1**	**1.3**	**1.2**	**1.5**	**1.0**	**1.1**	**1.2**	**1.2**	**—**	**—**	**1.2**
	June 2022	1.2	0.1	1.3	1.1	1.7	1.1	1.4	1.1	1.1	—	—	1.1
	Sept 2021	1.2	0.1	1.2	1.2	1.5	1.0	1.2	1.1	1.5	—	—	0.9
– combined	**Sept 2022**	**1.9**	**3.7**	**1.3**	**1.2**	**1.5**	**1.0**	**1.1**	**3.0**	**2.9**	**6.1**	**5.5**	**1.2**
	June 2022	1.9	3.5	1.3	1.1	1.7	1.1	1.4	2.9	2.9	6.1	5.8	1.1
	Sept 2021	1.8	3.6	1.2	1.2	1.5	1.0	1.2	2.9	2.9	5.4	6.1	0.9
Gold produced (000 ounces)* – underground ore	**Sept 2022**	**286.0**	**86.9**	**—**	**—**	**—**	**—**	**—**	**199.1**	**68.0**	**58.1**	**73.0**	**—**
	June 2022	290.8	84.4	—	—	—	—	—	206.4	76.6	57.4	72.4	—
	Sept 2021	287.7	87.1	—	—	—	—	—	200.6	67.9	53.8	78.9	—
– surface ore	**Sept 2022**	**333.8**	**1.1**	**214.6**	**134.7**	**60.1**	**19.8**	**59.8**	**58.4**	**16.5**	**—**	**—**	**41.8**
	June 2022	352.4	1.5	214.5	128.8	63.2	22.5	73.9	62.6	19.8	—	—	42.8
	Sept 2021	340.7	1.1	214.4	135.7	56.4	22.3	69.4	55.8	26.1	—	—	29.7
– total	**Sept 2022**	**619.8**	**87.9**	**214.6**	**134.7**	**60.1**	**19.8**	**59.8**	**257.5**	**84.5**	**58.1**	**73.0**	**41.8**
	June 2022	643.3	85.9	214.5	128.8	63.2	22.5	73.9	269.0	96.4	57.4	72.4	42.8
	Sept 2021	628.4	88.2	214.4	135.7	56.4	22.3	69.4	256.3	94.0	53.8	78.9	29.7
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) – underground	**Sept 2022**	**135**	**167**	**—**	**—**	**—**	**—**	**—**	**123**	**107**	**150**	**121**	**—**
	June 2022	144	184	—	—	—	—	—	129	99	159	142	—
	Sept 2021	130	160	—	—	—	—	—	118	113	134	112	—
– surface	**Sept 2022**	**33**	**28**	**32**	**32**	**38**	**23**	**35**	**32**	**46**	**—**	**—**	**26**
	June 2022	30	14	30	27	41	30	36	26	29	—	—	25
	Sept 2021	29	30	29	21	46	42	28	27	34	—	—	23
– total	**Sept 2022**	**48**	**109**	**32**	**32**	**38**	**23**	**35**	**71**	**77**	**150**	**121**	**26**
	June 2022	47	112	30	27	41	30	36	67	62	159	142	25
	Sept 2021	45	112	29	21	46	42	28	66	72	134	112	23

* Excludes surface material at South Deep.

13

Certain forward-looking statements This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include, without limitation: • changes in the market price of gold, and to a lesser extent copper and silver; • material changes in the value of Rand and non-U.S. Dollar currencies; • difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa; • the ability of the Group to comply with requirements that it provide benefits to affected communities; • the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights; • court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims; • the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations; • the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures; • the success of the Group’s business strategy, development activities and other initiatives, particularly at the Salares Norte project; • changes in technical and economic assumptions underlying Gold Fields’ mineral reserve estimates; • supply chain shortages and increases in the prices of production imports; • changes in health and safety regulations that could lead to claims or liability for regulatory breaches; • the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents; • loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions; • power cost increases as well as power stoppages, fluctuations and usage constraints; • regulation of greenhouse gas emissions and climate change; • high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions; • the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems; • the ability to obtain, renew and comply with, water use licences and water quality discharge standards; • the occurrence of future acid mine drainage related pollution; • geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; • economic, political or social instability in the countries where Gold Fields operates; • downgrades in the credit rating of South Africa and its impact on Gold Fields’ ability to secure financing; • reliance on outside contractors to conduct some of its operations; • ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; • the inability to modernise operations and remain competitive within the mining industry; • the effects of regional re-watering at South Deep; • the effects of a failure of a dam at a tailings facility and the closure of adjacent mines; • actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields’ operations that leads to censure, penalties or negative reputational impacts; • the occurrence of labour disruptions and industrial actions; • the adequacy of the Group’s insurance coverage; • financial flexibility could be limited by South African exchange control regulations; • difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties; • the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders; • the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19); • the identification of a material weakness in disclosure and internal controls over financial reporting; • difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa; • liquidity risks in trading ordinary shares on JSE Limited; • Gold Fields’ ability to pay dividends or make similar payments to its shareholders; and • shareholders’ equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options. Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F for the fiscal year ended 31 December 2021. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. 14 Gold Fields Operation update September Quarter 2022

Administration and corporate information Corporate secretary Anre Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Fax: +27 11 562 9829 Office of the United Kingdom secretaries London St James’s Corporate Services Limited 107 Cheapside Second Floor London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 email:general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 505000 Louisville, KY 40233 – 5000 Overnight correspondence should be sent to: BNY Mellon 462 South 4th Street, Suite 1600 Louisville, KY40202 email: shrrelations@cpushareownerservices.com Phone numbers Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Avishkar Nagaser Tel: +27 11 562 9775 Mobile: +27 82 312 8692 email: avishkar.nagaser@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 PO Box 61051 Marshalltown 2107 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group 10th Floor, Central Square 29 Wellington Street Leeds LSI 4 DL England Tel: 0371 664 0300 If you are outside the United Kingdom please call (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) CI Griffith• (Chief Executive Officer) PA Schmidt• (Chief Financial Officer) A Andani#† PJ Bacchus*† MC Bitar@†   TP Goodlace† JE McGill^ PG Sibiya† SP Reid^†  ^Australian *British @Chilean #Ghanaian †Independent Director •Non-independent Director Gold Fields Operation update September Quarter 2022 15

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